UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 30 6
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Radical Holdings LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,133,287 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,133,287 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Radical Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,133,287 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,133,287 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Radical Investments LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Radical Fund Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Radical Incubation LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Radical Incubation Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No.	45252S 30 6	SCHEDULE 13D	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Mark Cuban

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,133,287 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	96.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Includes 9,021,333 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 474,807 shares of common stock of Immediatek, Inc. outstanding on September 30, 2006. Also includes 1,336 shares of common stock that Radical Holdings LP has the right to purchase, subject to certain limitations, from Zach Bair pursuant to that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among Radical Holdings LP, Zach Bair and Immediatek, Inc.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 9 of 16 Pages
     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Radical Holdings LP, Radical Management LLC, Radical Investments LP, Radical Fund Management LLC, Radical Incubation LP, Radical Incubation Management LLC and Mark Cuban with the Securities and Exchange Commission (the “Commission”) on February 3, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on March 15, 2006 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Immediatek, Inc., a Nevada corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer
     Item 1 is hereby amended and restated in its entirety to read as follows:
     This Statement on Schedule 13D (as amended and supplemented, this “Statement” or this “Schedule 13D”) relates to 9,133,287 shares of common stock, $0.001 par value per share (the “Common Stock”), of Immediatek, Inc., a Nevada corporation (the “Company”). Includes 9,021,333 shares of Common Stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, a Texas limited partnership (the “Partnership”), collectively, into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of Common Stock was calculated based upon 474,807 shares of Common Stock outstanding on September 30, 2006. Also includes 1,336 shares of Common Stock that the Partnership has the right to acquire, subject to certain limitations, under that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among the Partnership, the Company and Zach Bair.
     The Company’s principal executive office is located at 10488 Brockwood Road, Dallas, Texas 75238.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety to read as follows:
     On June 8, 2006, the Partnership purchased 4,392,286 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3,000,000, which includes $347,000 of funds previously loaned to the Company by the Partnership and credited towards the aggregate purchase price of the Series A Convertible Preferred Stock. The Partnership made the loans and the purchase from its available working capital.
     On October 13, 2006, the Partnership purchased 110,618 shares of Common Stock for an aggregate purchase price of $221,236. The Partnership made this purchase utilizing funds from its available working capital.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 10 of 16 Pages
Item 4. Purpose of the Transaction
     Item 4 is hereby amended and restated in its entirety to read as follows:
     The Partnership acquired the shares of Series A Convertible Preferred Stock and Common Stock for investment purposes. The Partnership intends to assess its investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares of Common Stock or any other securities of the Company, or dispose of all or part of the shares of Common Stock, Series A Convertible Preferred Stock or shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice. The Reporting Persons will engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in, or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     Except as described in this Schedule 13D or set forth in the Exhibits attached hereto, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     As of October 16, 2006, the Partnership was the beneficial owner of 9,133,287 shares of Common Stock, which represents 96.2% of the Common Stock. Includes 9,021,333 shares of Common Stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,021,333 shares of Common Stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percentage ownership were calculated based upon 474,807 shares of Common Stock outstanding on September 30, 2006, according to information provided to the Reporting Persons by the Company. The holders of the shares of Series A Convertible Preferred Stock are entitled to vote on all matters required or permitted to be voted upon by the stockholders of the Company. Each holder of a share of Series A Convertible Preferred Stock is entitled to the number of votes equal to the largest number of full shares of Common Stock into which all shares of Series A Convertible Preferred Stock held by that holder could be converted. Except as required by law on matters requiring class voting, the holders of the Series A Convertible Preferred Stock and Common Stock vote together as a single class. The Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock (the “Certificate of Designation”), which

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 11 of 16 Pages
describes the terms of the Series A Convertible Preferred Stock, is filed as Exhibit 3.1 to this Schedule 13D and incorporated herein by reference. Also includes 1,336 shares of Common Stock that the Partnership has the right to acquire, subject to certain limitations, under that certain Stock Purchase Agreement, dated as of October 13, 2006, by and among the Partnership, the Company and Zach Bair (See “Item 6. of this Schedule 13D for a more detailed description of the Stock Purchase Agreement).
     The General Partner, as the general partner of the Partnership, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the shares of Common Stock, the shares of Series A Convertible Preferred Stock and the shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock on behalf of the Partnership. The General Partner, Investments LP, Investments GP, Incubation LP, Incubation GP, the Principal and the Officers may be deemed to have beneficial ownership of these securities. The General Partner, Investments LP, Investments GP, Incubation LP, Incubation GP, the Principal and the Officers disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.
     On October 13, 2006, the Partnership purchased 110,618 shares of Common Stock at a purchase price of $2.00 per share from Zach Bair in a privately negotiated transaction governed by a Stock Purchase Agreement entered into by and among the Partnership, Zach Bair and the Company. Except for the purchase of Common Stock described in the immediately preceding sentence, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended and restated in its entirety to read as follows:
     On January 24, 2006, the Company, Zach Bair, Paul Marin and the Partnership entered into a Securities Purchase Agreement, which was subsequently amended on March 3, 2006 (as amended, the “Purchase Agreement”), pursuant to which the Company would issue and sell, and the Partnership would purchase, 4,392,286 shares of Series A Convertible Preferred Stock of the Company for an aggregate purchase price of $3,000,000, or $0.68 per share of Series A Convertible Preferred Stock, subject to certain conditions. In the Purchase Agreement, the Company and Messrs. Bair and Marin represented and warranted to, and covenanted with, the Partnership as to various matters. A copy of the Securities Purchase Agreement and the First Amendment to Securities Purchase Agreement is attached as Exhibit 1.1 and 1.2, respectively, to this Schedule 13D and incorporated herein by reference. On June 8, 2006, the Company issued and sold, and the Partnership purchased, 4,392,286 shares of Series A Convertible Preferred Stock pursuant to the Purchase Agreement.
     In connection with the purchase and sale of the Series A Convertible Preferred Stock on June 8, 2006, the Company, the Partnership and Messrs. Bair and Marin entered into an Investor’s Rights Agreement (the “Investor’s Rights Agreement”). The Investor’s Rights Agreement grants the Partnership certain demand, piggy-back and shelf registration rights and sets forth the procedures pursuant to which those rights may be exercised and effected. The Investor’s Rights Agreement also grants the Partnership rights of first refusal to purchase any or all of the securities of the Company that Messrs. Bair or Marin propose to sell or otherwise transfer on the same terms and conditions as the proposed sale or transfer by them. Further, the Investor’s Rights Agreement provides that Messrs. Bair and Marin are prohibited from selling or

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 12 of 16 Pages
otherwise transferring any securities of the Company owned by them for a period of three years. After three years, Messrs. Bair and Marin can sell or otherwise transfer only half of the securities owned by them. If, however, either Messrs. Bair or Marin is terminated for a reason other than cause, he can sell a total of 10% of the securities owned by him in any given month. The Investor’s Rights Agreement is filed as Exhibit 4.1 to this Schedule 13D and incorporated herein by reference. As described in more detail below, pursuant to a Stock Purchase Agreement, dated October 13, 2006, by and among the Company, the Partnership and Mr. Bair, the Partnership and the Company agreed to release Mr. Bair from certain of his obligations, which included his obligations under the Investor’s Rights Agreement.
     Pursuant to the Investor’s Rights Agreement and the terms of the Series A Convertible Preferred Stock, which are described in the Certificate of Designation, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement remain outstanding, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding shall have the right to designate all the persons to serve as directors on the Board of Directors of the Company and its subsidiaries. If the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding choose not to designate any directors, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding may appoint a designee to serve as an observer at all meetings of the Company’s or its subsidiaries’ Board of Directors and committees thereof.
     The Certificate of Designation and the Investor’s Rights Agreement provide that, unless the directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement control the Board of Directors of the Company with respect to all actions, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement remain outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Company’s Articles of Incorporation, and in addition to any other vote required by law or by the Company’s Articles of Incorporation, the Company shall not, and the Company shall cause its subsidiaries not to, as applicable, without the prior vote or written consent of the holders of at least 75% of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding:
     (i) amend the articles or bylaws in any manner that would alter or change any of the rights, preferences, privileges or restrictions of the Series A Convertible Preferred Stock or the shares issuable upon conversion of the Series A Convertible Preferred Stock;
     (ii) reclassify any outstanding securities into securities having rights, preferences or privileges senior to, or on a parity with, the Series A Convertible Preferred Stock;
     (iii) authorize or issue any additional shares of capital stock (other than to holders of the Series A Convertible Preferred Stock);
     (iv) merge or consolidate with or into any corporation or other person;
     (v) sell all or substantially all their respective assets in a single transaction or series of related transactions;

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 13 of 16 Pages
     (vi) license all or substantially all of their respective intellectual property in a single transaction or series of related transactions;
     (vii) liquidate or dissolve;
     (viii) alter any rights of the holders of the Series A Convertible Preferred Stock or change the size of the Board of Directors;
     (ix) declare or pay any dividends (other than dividends payable to the Company or its subsidiaries) on, or declare or make any other distribution, directly or indirectly, on account of, any shares of Common Stock now or hereafter outstanding;
     (x) repurchase any outstanding shares of capital stock;
     (xi) approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;
     (xii) increase the salary of any officer or employee or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding;
     (xiii) retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;
     (xiv) incur indebtedness (other than trade payables) or enter into contracts or leases that require payments in excess of $5,000 in the aggregate;
     (xv) make or incur any single capital expenditure;
     (xvi) award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;
     (xvii) make any material change in the nature of its business or enter into any new line of business, joint venture or similar arrangement;
     (xviii) pledge its assets or guarantee the obligations of any other individual or entity;
     (xix) recommend approval of any new equity incentive plan;
     (xx) form or acquire any subsidiary, joint venture or similar business entity; or
     (xxi) directly or indirectly enter into, or permit to exist, any material transaction with any affiliate of the Company, any director or officer or any affiliate of a director or officer, or transfer, pay, loan or otherwise obligate the Company to give cash, services, assets or other items of value to affiliates, officers or directors or any affiliate of a officer or director or commit to do any of the preceding, except for employee compensation or for reimbursement of ordinary business expenses.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 14 of 16 Pages
     The above summary description of the Purchase Agreement, the Certificate of Designation and the Investor’s Rights Agreement is not intended to be complete and is qualified in its entirety to the full text of those agreements, which are incorporated herein by reference. The terms of the Series A Convertible Preferred Stock are described in greater detail in the Certificate of Designation, the full text of which is incorporated herein by reference. A copy of the Securities Purchase Agreement, the First Amendment to Securities Purchase Agreement, the Certificate of Designation and the Investor’s Rights Agreement is attached as Exhibits 1.1, 1.2, 3.1 and 4.1, respectively, to this Schedule 13D.
     On October 13, 2006, the Partnership, Mr. Bair and the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), whereby the Partnership purchased 110,618 shares of Common Stock owned by Mr. Bair for an aggregate purchase price of $221,236, or $2.00 per share of Common Stock. Mr. Bair previously issued a warrant to purchase 1,336 shares of Common Stock owned by him to a third-party, which expires on February 19, 2007. Pursuant to the Stock Purchase Agreement, the Partnership has the right, but not the obligation, to purchase from Mr. Bair any shares of Common Stock that are not acquired by the third-party pursuant to that warrant at a purchase price of $2.00 per share. Further, the Stock Purchase Agreement provides that the Company and the Partnership shall release Mr. Bair, and Mr. Bair shall release the Company and the Partnership, from, among other things, any and all actions, liabilities, obligations and damages arising prior to October 13, 2006; provided, however, Mr. Bair is not released in any manner with respect to stockholder derivative litigation. This summary description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety to the full text of that agreement, a copy of which is filed as Exhibit 5.1 to this Schedule 13D and incorporated herein by reference.
     Except for the items described in response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
3.1	Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock of Immediatek, Inc.

4.1	Investor’s Rights Agreement, dated June 8, 2006, by and among Immediatek, Inc., Radical Holdings LP, Zach Bair and Paul Marin.

5.1	Stock Purchase Agreement, dated October 13, 2006, by and among Immediatek, Inc., Radical Holdings LP and Zach Bair.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 15 of 16 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2006	RADICAL HOLDINGS LP,
a Texas limited partnership

	By:	Radical Management LLC,
a Texas limited liability company,
its general partner

		By:	/s/ MARK CUBAN

		Name:	Mark Cuban
		Title:	President

RADICAL MANAGEMENT LLC,
a Texas limited liability company

By:	/s/ MARK CUBAN

Name:	Mark Cuban
Title:	President

RADICAL INVESTMENTS LP,
a Delaware limited partnership

By:	Radical Fund Management LLC,
a Delaware limited liability company, its general partner

	By:	/s/ MARK CUBAN

	Name:	Mark Cuban
	Title:	President

RADICAL FUND MANAGEMENT LLC,
a Delaware limited liability company

By:	/s/ MARK CUBAN

Name:	Mark Cuban
Title:	President

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 16 of 16 Pages

RADICAL INCUBATION LP,
a Delaware limited partnership

By:	Radical Incubation Management LLC,
a Delaware limited liability company,
its general partner

	By:	/s/ MARK CUBAN

	Name:	Mark Cuban
	Title:	President

RADICAL INCUBATION MANAGEMENT LLC,
a Delaware limited liability company

By:	/s/ MARK CUBAN

Name:	Mark Cuban
Title:	President

/s/ MARK CUBAN

Mark Cuban